SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Iron Mountain Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

462846 10 6

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462846 10 6		13G/A	Page 2 of 8 Pages

1.	Names of Reporting Persons Vincent J. Ryan

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Mr. Ryan is a citizen of the U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,808,244.066

	6.	Shared Voting Power 153,852.609

	7.	Sole Dispositive Power 15,699,625.236

	8.	Shared Dispositive Power 153,852.609

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,853,477.845(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%(2)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 462846 10 6	13G/A	Page 3 of 8 Pages

(1)  This figure consists of (a) 28,974 shares of Iron Mountain Incorporated (“Iron Mountain”) Common Stock, $.01 par value (“Iron Mountain Common Stock”), held directly by Mr. Ryan; (b) 6,984,047.346 shares of Iron Mountain Common Stock held by the Vincent J. Ryan Revocable Trust, dated December 24, 1987 (the “Ryan 1987 Trust”); (c) 6,059 shares of Iron Mountain Common Stock held by the Carla E. Meyer 2008 Three-Year Retained Annuity Trust, dated October 29, 2008 (the “Meyer 2008 Trust”); (d) 8,638,933.89 shares of Iron Mountain Common Stock held by Schooner Capital Corporation (“Schooner Corporation”); (e) 47,670 shares of Iron Mountain Common Stock that Mr. Ryan has the right to acquire pursuant to currently exercisable options or options that become exercisable within 60 days of the filing of this Amendment No. 13; (f) 14,571.609 shares of Iron Mountain Common Stock registered in the name of The Schooner Foundation; and (g) 133,222 shares of Iron Mountain Common Stock registered in the name of South Dakota Trust Company LLC, Trustee of the Ryan 1998 Issue Trust, dated October 22, 1998 (the “Ryan 1998 Issue Trust”), all of which are deemed to be beneficially owned by Mr. Ryan, as set forth below.

As a result of a deferred compensation arrangement between Schooner Corporation, as assignee of Schooner Capital LLC (“Schooner”), and C. Richard Reese, Mr. Reese shares beneficial ownership of 2,891,381.17 shares of Iron Mountain Common Stock with Schooner Corporation. The deferred compensation arrangement relates to earlier services by Mr. Reese as President of Schooner; such arrangement was amended as of December 26, 2008, as further amended by a letter agreement dated as of June 15, 2012 and by an amendment dated as of September 13, 2013. Pursuant to such arrangement, as amended, commencing in 2013, Mr. Reese is entitled to receive ten annual payments, each of which is to be paid in cash or in shares of Iron Mountain Common Stock at Mr. Reese’s election. As of December 31, 2013, Mr. Reese had received one (1) annual installment, and Mr. Reese has the right to defer the payment of future installments in certain circumstances. In addition, any unpaid benefits pursuant to this arrangement shall be payable to Mr. Reese’s beneficiary(ies) in shares of Common Stock upon his death. Schooner Corporation has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangement at the direction of Mr. Reese.

Thus, Schooner Corporation has sole voting power with respect to only 5,747,552.72 of the shares of Iron Mountain Common Stock held by Schooner Corporation. Schooner Corporation also has sole dispositive power with respect to all shares of Iron Mountain Common Stock held by Schooner Corporation, including those subject to the terms of the deferred compensation arrangement described above. Mr. Ryan, through his control position of Schooner Corporation, is an indirect beneficial owner of the shares of Iron Mountain Common Stock held by Schooner Corporation. As a result, Schooner Corporation and Mr. Ryan may be deemed, respectively, to have direct and indirect sole voting power with respect to 5,747,552.72 of the shares of Iron Mountain Common Stock held by Schooner Corporation and dispositive power over all of the shares of Iron Mountain Common Stock held by Schooner Corporation, including those subject to the terms of the deferred compensation arrangement described above.

Mr. Ryan is deemed to have sole voting and dispositive power over the shares held by the Ryan 1987 Trust. Mr. Ryan is deemed to have shared voting and dispositive power over the shares held by the Meyer 2008 Trust, the Schooner Foundation and the Ryan 1998 Issue Trust.

(2)  This percentage has been calculated based on 191,217,917 shares of Iron Mountain Common Stock outstanding as of October 25, 2013, as reported in Iron Mountain’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2013.

CUSIP No. 462846 10 6		13G/A	Page 4 of 8 Pages

1.	Names of Reporting Persons Schooner Capital Corporation

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,747,552.72

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,638,933.89

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,638,933.89(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5%(4)

12.	Type of Reporting Person (See Instructions) CO

(3)  See Footnote 1, above.

(4)  See Footnote 2, above.

CUSIP No. 462846 10 6		13G/A	Page 5 of 8 Pages

Item 1(a).	Name of Issuer: Iron Mountain Incorporated
Item 1(b).	Address of Issuer’s Principal Executive Offices: 745 Atlantic Avenue Boston, Massachusetts 02111

Item 2(a).

Name of Person Filing:
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)         Vincent J. Ryan

(2)         Schooner Capital Corporation (“Schooner Corporation”)

Mr. Ryan is President, a Director and a principal stockholder of Schooner Corporation.

Item 2(b).	Address of Principal Offices or, if none, Residence: The address of each Reporting Person is: c/o Schooner Capital LLC 60 South Street, Suite 1120 Boston, Massachusetts 02111
Item 2(c).	Citizenship: Mr. Ryan is a United States citizen. Schooner Corporation is a Delaware corporation.
Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value
Item 2(e).	CUSIP Number: 462846 10 6

Item 3.		If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:
Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 462846 10 6	13G/A	Page 6 of 8 Pages

Item 4.	Ownership.
(a)

Amount beneficially owned:

Mr. Vincent J. Ryan beneficially owns 15,853,477.845 shares of Iron Mountain Common Stock.(5)

Schooner Corporation beneficially owns 8,638,933.89 shares of Iron Mountain Common Stock.(6)

(b) Percent of class: Mr. Vincent J. Ryan beneficially owns 8.3% of Iron Mountain Common Stock. Schooner Corporation beneficially owns 4.5% of Iron Mountain Common Stock.
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: Vincent J. Ryan: 12,808,244.066 Schooner Corporation: 5,747,552.72
(ii) Shared power to vote or direct the vote: Vincent J. Ryan: 153,852.609 Schooner Corporation: 0
(iii) Sole power to dispose or to direct the disposition of: Vincent J. Ryan: 15,699,625.236 Schooner Corporation: 8,638,933.89
(iv) Shared power to dispose or to direct the disposition of: Vincent J. Ryan: 153,852.609 Schooner Corporation: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Schooner Corporation has ceased to be a beneficial owner of more than 5% of Iron Mountain Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

(5)  See Footnote 1, above.

(6)  See Footnote 1, above.

CUSIP No. 462846 10 6	13G/A	Page 7 of 8 Pages

Item 10.	Certification.
(a) Not applicable.
(b) Not applicable.
(c) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
(Date)

VINCENT J. RYAN

/s/ Vincent J. Ryan
(Signature)

SCHOONER CAPITAL CORPORATION

/s/ Vincent J. Ryan
(Signature)
Vincent J. Ryan, President
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 462846 10 6	13G/A	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit	Description

99(a)	Joint Filing Agreement, dated as of February 14, 2012, by and between Vincent J. Ryan and Schooner Capital Corporation.*

*Included as an exhibit to the Schedule 13G/A filed February 15, 2012.